Exhibit 99.4

For Breaking News, Pharma and Trade Media:

Subject: Ironwood to Acquire VectivBio

Hi XXXX,

Ironwood Pharmaceuticals, Inc. (Nasdaq: IRWD), a GI-focused healthcare company, just announced that it has agreed to acquire VectivBio Holding AG (“VectivBio”) (Nasdaq: VECT), a clinical-stage biopharmaceutical company pioneering novel transformational treatments for severe rare gastrointestinal conditions in an all-cash deal valued at $1 billion, net of VectivBio cash and debt.

The full press release announcing the acquisition is below, key highlights include:

•	Ironwood agreed to acquire VectivBio through commencement of a $17.00 all-cash tender offer for all outstanding shares of VectivBio
•	With an estimated aggregate consideration of $1 billion, net of VectivBio cash and debt, the transaction has been approved by the Boards of Directors of both Ironwood and VectivBio and is expected to close in the second half of 2023
•	Transaction advances Ironwood’s vision of becoming the leading GI healthcare company
•	Upon close, transaction adds to Ironwood’s pipeline apraglutide, a next generation, long-acting GLP-2 analog in a Phase 3 study for short bowel syndrome with Intestinal Failure (SBS-IF)
•	Apraglutide has received orphan drug designation for the treatment of adult patients with SBS-IF. There are approximately 18,000 adult patients suffering from SBS-IF in the U.S., Europe and Japan
•	Ironwood believes apraglutide has the potential to reach $1 billion in peak net sales if successfully developed and approved

If you have any questions, please do not hesitate to call or email me.

Best,

Beth Calitri, Head of Communications

FOR IMMEDIATE RELEASE

Ironwood Enters into Definitive Agreement to Acquire VectivBio, a Clinical-Stage Biotech Company Pioneering Novel Treatments for Severe Rare Gastrointestinal Diseases

- Transaction Advances Ironwood’s Vision of Becoming the Leading GI Healthcare Company -

- Adds apraglutide, Next Generation, Synthetic GLP-2 Analog in Phase 3 for Short Bowel Syndrome with Intestinal Failure (SBS-IF); Potential to become Best-in-Class for SBS-IF -

- Orphan Drug Designation Received for Treatment of Adult Patients with SBS-IF; Topline Results of Phase 3 Trial Expected by the End of 2023 -

- Ironwood to Commence All-Cash Tender Offer to Acquire All Outstanding Shares of VectivBio for $17.00 per Share -

- Ironwood to Host Conference Call and Webcast Today at 8:30 a.m. ET -

BOSTON and BASEL, Switzerland – May 22, 2023 – Ironwood Pharmaceuticals, Inc. (“Ironwood”) (Nasdaq: IRWD), a GI-focused healthcare company, and VectivBio Holding AG (“VectivBio”) (Nasdaq: VECT), a clinical-stage biopharmaceutical company pioneering novel, transformational treatments for severe rare gastrointestinal conditions, today announced that they have entered into a definitive agreement for Ironwood to acquire VectivBio for $17.00 per share in an all-cash transaction with an estimated aggregate consideration of approximately $1 billion, net of VectivBio cash and debt (the “Transaction”). The acquisition price represents a premium of 80% relative to the volume-weighted average share price over the previous 90 trading days. The Transaction was approved by both the Ironwood and VectivBio Boards of Directors and the Transaction Agreement was entered into on May 21, 2023. The Transaction is conditioned upon, among other things, the tender of shares representing more than 80% of VectivBio’s issued and outstanding shares and other customary conditions. Orbimed, Forbion and Versant Ventures, and VectivBio’s directors and officers, jointly representing 28.6% of VectivBio’s shareholdings, entered into tender and support agreements pursuant to which such supporting shareholders agreed, among other things, to tender their shares in the tender offer.

Headquartered in Basel, Switzerland, VectivBio is a clinical-stage biotechnology company focused on the discovery and development of treatments for severe, rare conditions, including Short Bowel Syndrome with Intestinal Failure (SBS-IF) and acute Graft versus Host Disease (aGvHD). SBS-IF is a severe malabsorptive condition requiring ongoing I.V. administration of fluids and nutrients and is associated with significant morbidity and mortality, high economic burden, and an impaired quality of life. A substantial number of SBS-IF patients remain dependent on chronic parenteral support, and there is considerable unmet need in this patient population, which has an estimated addressable population of 18,000 adult patients across the U.S., Europe, and Japan1. aGVHD is an immunologically mediated disease occurring in individuals undergoing allogeneic hemopoetic stem cell transplantation (HSCT) where donor immune cells react against the host recipient. The gastrointestinal system is among the most common sites affected by acute GVHD, and severe manifestations of aGVHD of the gut portends a poor prognosis in patients after HSCT.

1 Rights to apraglutide in Japan have been exclusively licensed to Ashai Kasei Pharma Corporation (AKP)

VectivBio’s lead investigational asset, apraglutide, is a next-generation, GLP-2 analog which has shown compelling data to date and is currently in Phase 3 with plans for topline readout by year’s end. Apraglutide has the potential to be the best-in-class GLP-2 therapy for the treatment of SBS-IF based on its potency and pharmacological properties, unique convenience of weekly dosing, and Phase 3 study designed to evaluate clinical benefit for both SBS-IF stoma and colon-in-continuity patients. If successful and approved, Ironwood believes apraglutide presents an opportunity to reach $1 billion in peak net sales.

This Transaction has the potential to strengthen Ironwood’s innovative portfolio and pipeline to advance the treatment of GI diseases and redefine the standard of care for GI patients. With its proven track record, Ironwood is well-positioned to leverage its expertise in clinical development, regulatory pathways, medical affairs and commercial execution to progress and maximize the potential value of apraglutide for patients, physicians and shareholders.

“The acquisition of VectivBio, including its compelling asset, apraglutide, is an ideal strategic fit with Ironwood,” said Tom McCourt, chief executive officer of Ironwood. “With the success of our blockbuster product, LINZESS, we have built a strong GI commercial function, healthy cash flow generation, and meaningful EBITDA. We are confident that with our GI expertise, commercial capabilities, and robust balance sheet, we are well-positioned to continue developing apraglutide, with the goal of getting it into the hands of the patients who need it the most and potentially generate significant and sustainable value for shareholders.”

“We are delighted to enter into this agreement with Ironwood to advance the development and commercialization of innovative therapies targeted at GI and rare diseases, which is the mission of VectivBio” said Luca Santarelli, M.D., chief executive officer and founder of VectivBio. “Ironwood’s capabilities and established track record in GI make it the ideal company to bring apraglutide, if approved, to patients suffering from SBS-IF and other serious GI conditions. We believe this Transaction represents the best outcome for our patients and shareholders.”

Strategic and Financial Benefits

The acquisition of VectivBio and its lead investigational asset apraglutide provides a significant opportunity to accelerate the next growth horizon for Ironwood. The Transaction has the potential to deliver meaningful strategic and financial benefits, including:

•	Strengthens and complements Ironwood’s portfolio. Today, Ironwood has a blockbuster asset in LINZESS, a strong GI commercial function, and an exciting pipeline of development assets. Ironwood believes that this transaction will further strengthen its portfolio and pipeline, with the potential to meaningfully accelerate its growth horizon. With approximately 18,000 addressable adult patients suffering from SBS-IF across U.S., Europe and Japan, apraglutide, if successfully developed, has significant revenue potential given its orphan drug designation for the treatment of adult patients with SBS-IF, compelling data to date, convenient weekly dosing and potential expansion into additional GI conditions, including aGvHD.

•	Leverages Ironwood’s existing infrastructure. Ironwood has strong expertise in clinical development, regulatory pathways, and medical affairs, as well as a robust commercial infrastructure. Additionally, Ironwood also has existing relationships within the gastroenterologist community, and a knowledgeable specialty salesforce that currently addresses a significant portion of apraglutide’s potential prescriber base. Ironwood intends to leverage its proven expertise from LINZESS’s successful commercialization and ongoing lifecycle management to maximize the apraglutide opportunity.

•	Supports long-term profitability and cash-flow generation. Apraglutide is a late-stage clinical asset with the potential to reach $1 billion in peak net sales if successfully developed and approved. The addition of apraglutide provides another high-growth potential revenue stream, diversifies Ironwood’s portfolio and pipeline, and potentially extends Ironwood’s growth horizon through the 2030s.

•	Compelling financial profile. Ironwood anticipates the pro forma company will remain positioned to deliver sustained profits and cash flows. Ironwood expects to generate greater than $175 million in operating cash flows each year on a pro forma basis ahead of apraglutide commercial launch. The Transaction, assuming successful commercialization of apraglutide, is expected to be accretive to earnings per share beginning in 2026.

Transaction Terms and Closing

Under the terms of the Transaction Agreement, Ironwood will commence a tender offer to purchase all of VectivBio’s outstanding ordinary shares for $17.00 per share in cash. The closing of the tender offer will be subject to certain conditions, including the tender of more than 80% of the total number of VectivBio’s outstanding shares, the expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act, certain shareholder approvals and other customary closing conditions (the “Offer Conditions”). VectivBio’s Board of Directors recommends that VectivBio shareholders tender their shares in the tender offer. The Transaction, which was approved by each company’s Boards of Directors, is expected to close in the second half of 2023, subject to the Offer Conditions. Assuming the closing of the tender offer and Ironwood holding at least 90% of the outstanding shares of VectivBio, Ironwood expects to acquire any shares of VectivBio not tendered into the tender offer through a merger of VectivBio with and into a subsidiary of Ironwood for the same per share consideration as will be payable in the tender offer.

Orbimed, Forbion and Versant Ventures, and VectivBio’s directors and officers jointly representing 28.6% of VectivBio’s shareholdings, entered into tender and support agreements pursuant to which such supporting shareholders agreed, among other things, to tender their shares in the tender.

VectivBio will covene an extraordinary general meeting of shareholders on June 26, 2023 for the purpose of obtaining certain shareholder approvals in connection with the Transaction.

Ironwood expects to finance the acquisition with cash on hand and funds drawn through a four-year, $500 million revolving credit facility entered in connection with the Transaction.

Ironwood expects to provide updated full year 2023 adjusted EBITDA financial guidance upon closing of the transaction.

Advisors

Citi, J.P. Morgan Securities, LLC, RBC Capital Markets, LLC, and Wells Fargo Securities, LLC are serving as financial advisors to Ironwood on the transaction.

Financing for the transaction has been provided by Citibank, N.A., Citizens Bank, N.A., JPMorgan Chase Bank, N.A., Royal Bank of Canada, and Wells Fargo Bank, National Association.

Latham and Watkins LLP and Advestra AG are serving as legal advisors to Ironwood.

Centerview Partners LLC and BofA Securities, Inc. are serving as financial advisors to VectivBio, and Cooley (UK) LLP and Homburger AG are serving as legal advisors to VectivBio.

Conference Call Information

Ironwood will host a conference call and webcast today at 8:30 a.m. Eastern Time on Monday, May 22, 2023 to discuss the Transaction. Individuals interested in participating in the call should dial (888) 330-2384 (U.S. and Canada) or (240) 789-2701 (international) using conference ID number and event passcode 4671230. To access the webcast, please visit the Investors section of Ironwood’s website at www.ironwoodpharma.com at least 15 minutes prior to the start of the call to ensure adequate time for any software downloads that may be required. The call will be available for replay via telephone starting at approximately 11:30 a.m. Eastern Time on May 22, 2023, running through 11:59 p.m. Eastern Time on June 5, 2023. To listen to the replay, dial (800) 770-2030 (U.S. and Canada) or (647) 362-9199 (international) using conference ID number 4671230. The archived webcast will be available on Ironwood’s website for 14 days beginning approximately one hour after the call has completed.

About Ironwood

Ironwood Pharmaceuticals (Nasdaq: IRWD), an S&P SmallCap 600® company, is a leading gastrointestinal (GI) healthcare company on a mission to advance the treatment of GI diseases and redefine the standard of care for GI patients. We are pioneers in the development of LINZESS® (linaclotide), the U.S. branded prescription market leader for adults with irritable bowel syndrome with constipation (IBS-C) or chronic idiopathic constipation (CIC). Under the guidance of our seasoned industry leaders, we continue to build upon our history of GI innovation and challenge what has been done before to shape what the future holds. We keep patients at the heart of our R&D and commercialization efforts to reduce the burden of GI diseases and address significant unmet needs.

Founded in 1998, Ironwood Pharmaceuticals is headquartered in Boston, Massachusetts.

We routinely post information that may be important to investors on our website at www.ironwoodpharma.com. In addition, follow us on Twitter and on LinkedIn.

About VectivBio AG

VectivBio is a global clinical-stage biotechnology company focused on transforming and improving the lives of patients with severe rare conditions. Lead product candidate apraglutide is a next-generation, long-acting synthetic GLP-2 analog being developed for a range of rare gastrointestinal diseases where GLP-2 can play a central role in addressing disease pathophysiology, including short bowel syndrome with intestinal failure (SBS-IF) and Acute Graft-Versus-Host Disease (aGVHD).

VectivBio is also advancing its modular, small molecule CoMET platform to address a broad range of previously undruggable Inherited Metabolic Diseases (IMDs). CoMET leverages innovative chemistry, based on a proprietary stabilized pantetheine backbone, to restore fundamental cellular metabolism in pediatric populations with IMDs characterized by a deficit of energy metabolism caused by the depletion of functional Coenzyme A (“CoA”). Candidates from the CoMET platform are initially being evaluated in methylmalonic acidemia (MMA), propionic acidemia (PA), and other organic acidemias.

About Apraglutide

Apraglutide is an investigational new drug that is a next-generation, long-acting synthetic GLP-2 analog being developed for a range of rare gastrointestinal diseases where GLP-2 can play a central role in addressing disease pathophysiology, including short bowel syndrome with intestinal failure (SBS-IF) and Acute Graft-Versus-Host Disease (aGVHD).

LINZESS Important Safety Information

INDICATIONS AND USAGE

LINZESS (linaclotide) is indicated in adults for the treatment of both irritable bowel syndrome with constipation (IBS-C) and chronic idiopathic constipation (CIC).

IMPORTANT SAFETY INFORMATION

WARNING: RISK OF SERIOUS DEHYDRATION IN PEDIATRIC PATIENTS LESS THAN 2 YEARS OF AGE

LINZESS is contraindicated in patients less than 2 years of age. In nonclinical studies in neonatal mice, administration of a single, clinically relevant adult oral dose of linaclotide caused deaths due to dehydration.

Contraindications

•	LINZESS is contraindicated in patients less than 2 years of age due to the risk of serious dehydration.
•	LINZESS is contraindicated in patients with known or suspected mechanical gastrointestinal obstruction.

Warnings and Precautions

Pediatric Risk

•	LINZESS is contraindicated in patients less than 2 years of age. In neonatal mice, linaclotide increased fluid secretion as a consequence of age-dependent elevated GC-C agonism resulting in mortality within the first 24 hours due to dehydration. There was no age-dependent trend in GC-C intestinal expression in a clinical study of children 2 to less than 18 years of age; however, there are insufficient data available on GC-C intestinal expression in children less than 2 years of age to assess the risk of developing diarrhea and its potentially serious consequences in these patients. The safety and effectiveness of LINZESS in patients less than 18 years of age have not been established.

Diarrhea

•	Diarrhea was the most common adverse reaction in LINZESS-treated patients in the pooled IBS-C and CIC double-blind placebo-controlled trials. The incidence of diarrhea was similar in the IBS-C and CIC populations. Severe diarrhea was reported in 2% of 145 mcg and 290 mcg LINZESS-treated patients, and in <1% of 72 mcg LINZESS-treated CIC patients. If severe diarrhea occurs, dosing should be suspended and the patient rehydrated.

Common Adverse Reactions (incidence ≥2% and greater than placebo)

•	In IBS-C clinical trials: diarrhea (20% vs 3% placebo), abdominal pain (7% vs 5%), flatulence (4% vs 2%), headache (4% vs 3%), viral gastroenteritis (3% vs 1%) and abdominal distension (2% vs 1%).
•	In CIC trials of a 145 mcg dose: diarrhea (16% vs 5% placebo), abdominal pain (7% vs 6%), flatulence (6% vs 5%), upper respiratory tract infection (5% vs 4%), sinusitis (3% vs 2%) and abdominal distension (3% vs 2%). In a CIC trial of a 72 mcg dose: diarrhea (19% vs 7% placebo) and abdominal distension (2% vs <1%).

Please see full Prescribing Information including Boxed Warning:
http://www.allergan.com/assets/pdf/linzess_pi

LINZESS® and CONSTELLA® are registered trademarks of Ironwood Pharmaceuticals, Inc. Any other trademarks referred to in this press release are the property of their respective owners. All rights reserved.

Additional Information and Where to Find it

The description contained in this press release is for informational purposes only and is not a recommendation, an offer to buy or the solicitation of an offer to sell any shares of VectivBio’s ordinary shares. The tender offer for VectivBio’s outstanding ordinary shares described in this report has not commenced. At the time the tender offer is commenced, Ironwood will file or cause to be filed a Tender Offer Statement on Schedule TO with the U.S. Securities and Exchange Commission (the “SEC”) and VectivBio will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC related to the tender offer. The Tender Offer Statement (including an Offer to Purchase, a related Letter of Transmittal and other tender offer documents) and the Solicitation/Recommendation Statement will contain important information that should be read carefully before any decision is made with respect to the tender offer. Those materials will be made available to VectivBio’s stockholders at no expense to them. In addition, all of those materials (and any other documents filed with the SEC) will be available at no charge on the SEC’s website at www.sec.gov.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements in this press release may constitute “forward-looking statements”. Forward-looking statements may be typically identified by such words as “may,” “will,” “could,” “should,” “expect,” “anticipate,” “plan,” “likely,” “believe,” “estimate,” “project,” “intend,” and other similar expressions. These forward-looking statements are subject to known and unknown risks and uncertainties that could cause our actual results to differ materially from the expectations expressed in the forward-looking statements. Although Ironwood and VectivBio believe that the expectations reflected in the forward-looking statements are reasonable, any or all of such forward-looking statements may prove to be incorrect. Consequently, no forward-looking statements may be guaranteed and there can be no assurance that the actual results or developments anticipated by such forward looking statements will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, Ironwood, VectivBio or their respective businesses or operations.

Factors which could cause actual results to differ from those projected or contemplated in any such forward-looking statements include, but are not limited to, the following factors: (1) the risk that the conditions to the closing of the transaction are not satisfied, including the risk that Ironwood may not receive sufficient number of shares tendered from VectivBio stockholders to complete the tender offer prior to the outside date set forth in the definitive agreement and the receipt of required regulatory approvals; (2) litigation relating to the transaction; (3) uncertainties as to the timing of the consummation of the transaction and the ability of each of VectivBio and Ironwood to consummate the transaction; (4) risks that the proposed transaction disrupts the current plans and operations of VectivBio or Ironwood; (5) the ability of Ironwood and/or VectivBio to retain and hire key personnel; (6) competitive responses to the proposed transaction; (7) unexpected costs, charges or expenses resulting from the transaction; (8) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the transaction; (9) the prospects, including clinical development, regulatory approvals, and commercial potential of apraglutide; (10) Ironwood’s ability to achieve the growth prospects and synergies expected from the transaction, as well as delays, challenges and expenses associated with integrating VectivBio with its existing businesses; and (11) legislative, regulatory and economic developments. The foregoing review of important factors that could cause actual events to differ from expectations should not be construed as exhaustive and should be read in conjunction with statements that are included herein and elsewhere, including the risk factors included in VectivBio’s Annual Report on Form 20-F for the year ended December 31, 2022, Ironwood’s Annual Report on Form 10-K for the year ended December 31, 2022 and Ironwood’s other filings with the SEC (which may be obtained for free at the SEC’s website at http://www.sec.gov). VectivBio and Ironwood can give no assurance that the conditions to the transaction will be satisfied. Neither VectivBio nor Ironwood undertakes any intent or obligation to publicly update or revise any of these forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

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Contacts:

Ironwood Pharmaceuticals

Media:

Beth Calitri, 978-417-2031

bcalitri@ironwoodpharma.com

Investors:

Greg Martini, 617-374-5230

gmartini@ironwoodpharma.com

Matt Roache, 617-621-8395

mroache@ironwoodpharma.com

VectivBio

Investors:

Patrick Malloy, 847-987-4878

Patrick.Malloy@VectivBio.com